Exhibit (a)(1)(B)
OFFER TO EXCHANGE RESTRICTED STOCK RIGHTS
FOR CERTAIN OUTSTANDING STOCK OPTIONS
DATED JUNE 10, 2008
ELECTION FORM
Please read this Election Form carefully. To properly elect to exchange your eligible options, PDF must receive your Election Form before 9 p.m., U.S. Pacific Time, on July 9, 2008.
You are not required to return this Election Form if you do not wish to participate in the offer. However, if PDF does not receive an Election Form before 9 p.m., U.S. Pacific Time, on July 9, 2008, we will interpret this as your election not to participate in the offer, and you will retain all of your outstanding options, subject to all of their current terms and conditions.
You must send a properly executed Election Form via electronic delivery, facsimile, regular mail, overnight courier, or hand delivery using the following contact information:
Via Electronic Delivery:
Scan the completed and signed Election Form and email it to tenderoffer@pdf.com.
Via Facsimile:
PDF Solutions, Inc., Attn: P. Steven Melman, +1 (408) 938-6478.
Via Regular Mail, Overnight Courier or Hand Delivery:
       PDF Solutions, Inc., Attn: P. Steven Melman, 333 West San Carlos Street, Suite 700, San Jose, California 95110, USA.
Your acceptance of our offer will be effective as of the date and time that PDF receives your signed Election Form by any of the methods described above. While not a condition to your election, if you submitted your signed Election Form by way of electronic delivery or facsimile, PDF also asks that you make a copy for your own files and then submit the original signed Election Form by any of the methods described above. It is your responsibility to ensure that your election is received by PDF by the deadline.
You do not need to return your stock option agreement(s) in order to effectively elect to accept this offer.
You may confirm that your documents have been received by sending an email to the Offering Administrator at tenderoffer@pdf.com. PDF intends to confirm receipt of your signed Election Form within three business days of its arrival. If you do not receive confirmation of our receipt, it is your responsibility to ensure that we have properly received your election.
If you think the information regarding your eligible options set forth below is incorrect, or if you have any questions about the offer, please telephone P. Steven Melman at +1 (408) 938-6445 or send an email to tenderoffer@pdf.com.
* * *

From: [Name]

To:	PDF Solutions, Inc.
     I have received the Offer to Exchange dated June 10, 2008 (the “offer"), this Election Form, the form of Restricted Stock Agreement (the “Agreement”) and the PDF Solutions, Inc. 2001 Stock Plan (the “2001 Plan").
     I understand that by electing to participate in the offer, I will exchange all of my outstanding stock options that have an exercise price per share that is equal to or greater than U.S. $10.00, all of which are listed below (“eligible options"), for restricted stock rights covering the number of shares of Company common stock set forth below. I further understand that the restricted stock rights will be granted under the PDF Solutions, Inc. 2001 Stock Plan and that they represent the right to receive a certain number of shares of common stock of PDF Solutions, Inc. (the “Company") upon the vesting of the restricted stock rights. I will not be required to pay anything to receive restricted stock rights or shares pursuant to restricted stock rights in connection with the offer.
     Eligible Options/Restricted Stock Rights

				Total Vested	Total
			Total Number of	Outstanding	Outstanding/	Number of
Grant	Grant	Exercise Price	Shares Subject to	Options	Unexercised	Restricted Stock
Number	Date	(USD)	Option at Grant	as of June 5, 2008	Options	Rights

     Please note that the Company will not issue any fractional restricted stock rights. The applicable amounts in the column headed “Number of Restricted Stock Rights” have been rounded up to the nearest whole number.
     The Company has further informed me that restricted stock rights received in the offer will be unvested as of their grant date and will be subject to the applicable vesting schedule set forth below.

Year During Which Eligible Options were
Granted	Vesting Schedule of Restricted Stock Rights
2000 - 2003	50% on 5/15/2009 and 50% 6 months thereafter
2004	25% on 5/15/2009 and 25% every 6 months thereafter
2005	16.7% on 5/15/2009 and 16.66% every 6 months thereafter
2006 and later years	12.5% on 5/15/2009 and 12.5% every 6 months thereafter
     Only a whole number of restricted stock rights will vest in any period, and any fractional restricted stock right that would otherwise vest will be carried over to the next vesting period. The Company has advised me that I must continue to provide service to the Company or one of its subsidiaries through the required vesting periods to become entitled to receive or retain the underlying shares of common stock vesting at the end of each vesting period. The Company has notified me that if I choose not to participate in the offer, I will keep all of my eligible stock options, I will receive no restricted stock rights, and my outstanding eligible stock options will retain their current vesting provisions, exercise price and other terms.
     I have reviewed the list of my eligible stock options set forth above and I confirm that it is an accurate and complete list of my eligible stock options and that I do hold all of the listed stock options.
     If, before the expiration of the offer, I wish to exercise any of the eligible options I am electing to exchange, I acknowledge that I cannot do so unless I first properly withdraw this election in accordance with procedures set forth in Part III, Section 5 of the Offer to Exchange.
     I acknowledge that upon the occurrence of any of the conditions set forth in Part III, Section 7 of the Offer to Exchange, the Company may terminate or amend the offer and postpone its acceptance and cancellation of any eligible options I elect for exchange.

     I acknowledge that the restricted stock rights will be subject to the terms and conditions set forth in the 2001 Plan and the Agreement, which will constitute an agreement between the Company and me. I have reviewed the form of Agreement provided to me. I understand and acknowledge that the Company will deliver a final Agreement (with all the blanks filled in) to me via the Citigroup Global Markets Inc. website at www.benefitaccess.com as soon as practicable after the grant date.
     I hereby represent and warrant that I have full power and authority to elect to exchange the options exchanged hereby and that, when and to the extent such options are accepted for exchange by the Company, such options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements, or other obligations relating to the sale or transfer thereof, and such options will not be subject to any adverse claims. Upon request, I will execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange of the options I am electing to exchange.
     By signing this Election Form, I acknowledge that my election to exchange my eligible options pursuant to the procedure(s) described in Part III, Section 4 of the Offer to Exchange and in the instructions to this Election Form will constitute my acceptance of the terms and conditions of the offer. The Company’s acceptance for exchange of options offered to be exchanged pursuant to the offer will constitute a binding agreement between the Company and me, upon the terms and subject to the conditions of the Offer to Exchange and this Election Form.
     I acknowledge that I expect no financial compensation from the exchange and cancellation of my options. I also acknowledge that, in order to participate in the offer, I must be an eligible employee, consultant or director of the Company or one of its subsidiaries from the date when I elect to exchange my eligible options through the date when the restricted stock rights are granted and otherwise be eligible to participate under the 2001 Plan. I further acknowledge that, if I do not remain an eligible employee, consultant or director of the Company or one of its subsidiaries, I will not receive any restricted stock rights or any other consideration for the options that I elect to exchange and that are accepted for exchange pursuant to the offer.
     I hereby give up all ownership interest in the options that I elect to exchange, which represent all of my eligible options, and I have been informed that they will become null and void on the date the Company accepts my options for exchange. I agree that I will have no further right or entitlement to purchase shares of the Company’s common stock under the eligible options accepted by the Company for exchange or have any other rights or entitlements under such options. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable on the date the Company accepts my options for exchange.
     I acknowledge that the Company has advised me to consult with my own advisors as to the consequences of participating or not participating in the offer to exchange.
     By signing below (i) I hereby elect to participate in the Offer to Exchange dated June 10, 2008, subject to all of the terms and conditions set forth therein, to exchange all of my outstanding eligible stock options listed above for the restricted stock rights covering the number of shares of Company common stock listed above, (ii) to the extent that I have not previously accepted any or all of the eligible stock options previously granted to me, I hereby agree to the terms and conditions set forth in the applicable stock option agreements previously provided, (iii) I hereby irrevocably waive the right to exercise all of my outstanding eligible stock options listed above and, therefore, to claim the delivery of the shares underlying these options, and (iv) I hereby irrevocably waive the right to claim any loss of opportunity as a result of the waiver of the right to exercise all of my outstanding eligible stock options listed above.

Participant Signature	Date and Time

Participant Name Printed	PDF Solutions, Inc. Office Location

Daytime Telephone Number	Email Address

INSTRUCTIONS AND AGREEMENTS
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER
     1. Delivery of Election Form. PDF Solutions, Inc. (the “Company”) must receive your signed and dated Election Form before the offer expires at 9 p.m. U.S. Pacific Time on July 9, 2008. Any Election Form received after that time will not be accepted. If the offer is extended by the Company beyond that time, you may submit your election at any time until the extended expiration of the offer.
The method of delivery of any document is at your election and risk. If you choose to submit a signed Election Form, your election will be effective upon receipt. If hand delivery is not feasible, we recommend that you send it via electronic delivery or facsimile, and then follow up with a telephone call or email to confirm receipt by the deadline. If delivery is by mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery.
The Company will not accept any alternative, conditional, or contingent offers to exchange options. All eligible individuals electing to exchange options, by execution of this Election Form, waive any right to receive any notice of the acceptance of their election to exchange, except as provided for in the offer to exchange.
     2. Withdrawal of Election. Elections to exchange made pursuant to the offer may be withdrawn at any time prior to the expiration of the offer. If the offer is extended by the Company beyond that time, you may withdraw your election at any time until the extended expiration of the offer. To withdraw your tendered options, you must deliver a Notice of Withdrawal with the required information while you still have the right to withdraw the election. Withdrawal elections may not be rescinded and any eligible options withdrawn from the offer will thereafter be deemed not properly tendered for purposes of the offer. To re-elect to exchange options that you have withdrawn, you must again follow the procedures described in these Instructions to deliver a new signed Election Form prior to the expiration of the offer.
     3. Signatures on this Election Form. If this Election Form is signed by the option holder, the signature must correspond with the name as written on the face of the stock option agreement(s) to which the options are subject. If your name has been legally changed since your stock option agreement was signed, please submit proof of the legal name change.
If this Election Form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to us of the authority of that person so to act must be submitted with this Election Form.
     4. Requests for Assistance or Additional Copies. If you have any questions or need assistance, please telephone P. Steven Melman at +1 (408) 938-6445 or send an email to tenderoffer@pdf.com. If you would like to request additional copies of the Offer to Exchange or this Election Form, please email the Offering Administrator at tenderoffer@pdf.com. All copies will be furnished promptly at the Company’s expense. You may also contact the Company by fax or through regular mail using the contact information listed above. You may also use the above contact information to overnight courier or hand deliver your correspondence to the Company.
     5. Irregularities. All questions as to the number of shares subject to options to be accepted for exchange and the number of restricted stock rights to be granted, and any questions as to form of documents and the validity (including eligibility and time of receipt), form, and acceptance of any options elected to be exchanged will be determined by the Company in its sole discretion, which determinations shall be final and binding on all interested persons. The Company reserves the right to reject any or all elections to exchange options that the Company determines not to be in appropriate form or the acceptance of which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the right to waive any of the conditions of the offer and any defect or irregularity in any election to exchange options, and the Company’s interpretation of the terms of the offer (including these instructions) will be final and binding on all parties. No election to exchange options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with an election to exchange options must be cured within such time as the Company shall determine. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in the election to exchange options, and no person will incur any liability for failure to give any such notice.
     6. Additional Documents to Read. You should be sure to read the Offer to Exchange, this Election Form, the 2001 Plan, and the form of Restricted Stock Agreement before deciding to participate in the offer.

     7. Important Tax Information. You should consult your own tax advisor and refer to Part III, Section 14 of the Offer to Exchange, which contains important U.S. federal income tax information. If you live or work outside the United States, or are otherwise subject to a tax liability in a foreign jurisdiction, you should refer to Part III, Section 15 and Appendix B to the Offer to Exchange for a discussion of the tax consequences which may apply to you.
     8. Data Privacy. By accepting the offer, you hereby explicitly and unambiguously consent to the collection, use, and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, the Company and/or any affiliate for the exclusive purpose of implementing, administering and managing your participation in the offer.
You have been advised that your employer, the Company, and/or any affiliate may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all options, or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the purpose of implementing, administering, and managing the Company stock and other employee benefit plans and this offer (“Data”). You have been advised that Data may be transferred to any third parties assisting in the implementation, administration, and management of the offer, that these recipients may be located in your country, or elsewhere, and that the recipient’s country may have different data privacy laws and protections than in your country. You have been advised that you may request a list with names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of implementing, administering, and managing your participation in the Company’s stock and other employee benefit plans and this offer. You have been advised that Data will be held only as long as is necessary to implement, administer, and manage your participation in the stock and other employee benefit plans and this offer. You have been advised that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or if you are a resident of certain countries, refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. You have been advised that refusing or withdrawing your consent may affect your ability to participate in this offer.
     9. Acknowledgement and Waiver. By accepting this offer, you acknowledge that: (i) the offer is established voluntarily by the Company, it is discretionary in nature, and it may be extended, modified, suspended, or terminated by the Company at any time as provided in the offer; (ii) the grant of restricted stock rights is voluntary and occasional and does not create any contractual or other right to receive future grants of restricted stock rights or options, or benefits in lieu of restricted stock rights or options, even if restricted stock rights or options have been granted repeatedly in the past; (iii) all decisions with respect to future grants under any the Company stock plan, if any, will be at the sole discretion of the Company; (iv) your acceptance of the offer will not create a right to employment or be interpreted to form an employment agreement with the Company, its subsidiaries, or its affiliates and will not interfere with the ability of your current employer, if applicable, to terminate your employment relationship at any time with or without cause; (v) your acceptance of the offer is voluntary; (vi) the future value of the Company’s shares is uncertain and cannot be predicted with certainty; (vii) the offer, the exchanged options, and the restricted stock rights are outside the scope of your employment contract, if any, and are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits, or similar payments; (viii) if you accept the offer and receive an award of restricted stock rights and obtain shares of Company common stock pursuant to such award, the value of the shares acquired may increase or decrease in value; (ix) you have been advised the risks associated with your participation in the offer as described in “Certain Risks of Participating in the Offer” contained in the Offer to Exchange; and (x) no claim or entitlement to compensation or damages arises from diminution in value of any restricted stock rights or shares acquired pursuant to the restricted stock rights you may receive as a result of participating in the offer and you irrevocably release the Company and its subsidiaries and affiliates from any such claim that may arise.
     10. Tax Liability. Regardless of any action that the Company, its subsidiaries, or its affiliates take with respect to any or all income tax, social insurance, payroll tax, payment on account, or other tax-related withholding obligations (“tax obligations”), you acknowledge that the ultimate liability for all tax obligations legally due by you is and remains your sole responsibility and that the Company, its subsidiaries, and its affiliates (i) make no representations or undertakings regarding the treatment of any tax obligations in connection with any aspect of the cancellation of eligible options or the grant of restricted stock rights, the vesting of restricted stock rights and delivery of shares of Company common stock pursuant to the restricted stock rights, the subsequent sale of shares of Company common stock acquired pursuant to the restricted stock rights and the receipt of any dividends; and (ii) do not commit to structure the terms of the offer, including cancellation of the eligible options and/or the grant of restricted stock rights, to reduce or eliminate your liability for tax obligations.

     You agree to pay or make adequate arrangements satisfactory to the Company, its subsidiaries, and its affiliates to satisfy all withholding obligations of the Company, its subsidiaries, and its affiliates for your tax obligations. Unless you are notified otherwise by the Company, by electing to participate in the offer and by accepting your Restricted Stock Agreement, you will authorize the Company’s designated broker to, on each vesting date, sell that portion of any shares that are issued upon vesting necessary to obtain sufficient proceeds to satisfy any applicable tax, withholding or other liabilities (note that the full amount of the proceeds will be applied to satisfy any applicable tax, withholding or other liability, even if it may exceed the minimum amount required to satisfy such tax, withholding or other liability). The Company will have no obligation to deliver shares pursuant to your restricted stock rights until your tax obligations have been satisfied.
     11. Electronic Delivery of Documents. Any document relating to participation in the offer or any notice required or permitted by the Offer to Exchange, this Election Form or a Notice of Withdrawal shall be given in writing and shall be deemed effectively given only upon receipt by the Company. The Offer to Exchange, this Election Form, a Notice of Withdrawal, the 2001 Plan, and any other communications to eligible option holders in connection with the offer (collectively, the “documents”) may be delivered to you electronically. In addition, you may deliver electronically to the Company this Election Form or a Notice of Withdrawal. Such means of electronic delivery may include, but do not necessarily include, the delivery of a link to a Company intranet site or the Internet site of a third party involved in administering the offer, the delivery of the document via email, or such other means of electronic delivery specified by the Company. By executing this Election Form, you acknowledge that you have read this Instruction and consent to the electronic delivery of the documents. You acknowledge that you may receive from the Company a paper copy of any documents delivered electronically at no cost to you by contacting the Company by telephone or in writing using the contact information on the first page of this Election Form. You further acknowledge that you will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails. Similarly, you have been advised that you must provide the Company or any designated third party administrator with a paper copy of any documents if the attempted electronic delivery of such documents fails. You may revoke your consent to the electronic delivery of documents described in this Instruction or may change the electronic mail address to which such documents are to be delivered (if you have provided an electronic mail address) at any time by notifying the Company of such revoked consent or revised email address by telephone, postal service or electronic mail. Finally, you have been advised that you are not required to consent to electronic delivery of documents described in this Instruction.
     12. Governing Law and Documents. The Election Form is governed by, and subject to, United States federal and Delaware state law, as well as the terms and conditions set forth in the Offer to Exchange. For purposes of litigating any dispute that arises under the Election Form, the parties hereby submit to and consent to the exclusive jurisdiction of California and agree that such litigation shall be conducted in the courts of Santa Clara County, California, or the federal courts for the United States for the Northern District of California, where this offer is made and/or to be performed.
     13. Translations. If you have received this or any other document related to the offer translated into a language other than English and if the translated version is different than the English version, the English version will control.